UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Eventure Interactive, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29965107

(CUSIP Number)

John J. Gordon

100 Bayview Drive

Unit 1818

Sunny Isles Beach, FL 33160

305-439-1944

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John J. Gordon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 300,002,188
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 300,002,188
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,002,188
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 27.25% (1)
14.	Type of Reporting Person (See Instructions) IN

(1) This percentage is calculated based on 1,101,066,432 shares of common stock outstanding as of December 30, 2015.

This Amendment No. 1 to Schedule 13D is being filed to note the increase in the reporting person’s ownership from 25.82% to 27.25%. It amends the original Schedule 13D filed by the reporting person on October 16, 2015 (the “Schedule 13D”). All defined terms used but not otherwise defined herein have the meanings assigned to those terms in the Schedule 13D.

Item 1. Security and Issuer.

Eventure Interactive, Inc. – Common Stock, $0.001 par value per share.

Item 2. Identity and Background.

(a)	Name: John J. Gordon.

(b)	Residence or business address: 100 Bayview Drive, Unit 1818, Sunny Isles Beach, FL 33160.

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Managing Member, Next Level Aviation, LLC, (a commercial aviation parts trading business), 2080C Tigertail Blvd., Bldg. 1, Dania Beach, FL 33004.

(d)	Criminal Proceedings: None.

(e)	Civil Proceedings: None.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Mr. Gordon acquired an aggregate of 300,002,188 shares (the “Shares”) of the Issuer’s common stock (“Common Stock”) with his personal funds.

Item 4. Purpose of Transaction.

Mr. Gordon intends to participate in and influence the affairs of the Issuer only with respect to its voting rights associated with its shares of common stock.

Item 5. Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is hereby amended, in pertinent part, as follows:

(a)	Mr. Gordon beneficially owns 300,002,188 shares of Common Stock, representing approximately 27.25% of thes outstanding shares of Common Stock. The foregoing percentage is calculated based on 1,101,066,432 shares of Common Stock outstanding as of December 30, 2015, as disclosed in the Schedule 13G of VIS VIRES GROUP, INC. regarding its beneficial ownership in Common Stock filed with the Securities and Exchange Commission on December 30, 2015.

(b)	The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. Mr. Gordon has sole voting power and sole dispositive power over the shares of Common Stock, and does not have shared voting power or shared dispositive power over any shares of Common Stock.

(c)	Since the most recent filing of a statement on Schedule 13D on October 16, 2015, the following transactions have been effected by Mr. Gordon in the Common Stock through the date of this filing:

Date	Acquisition / Disposition	Number of Shares	Price per Share ($)	Where and How Effected
10/22/15	Acquisition	5,910,975	0.0011	Open market purchase
10/22/15	Acquisition	2,001,835	0.0011	Open market purchase
10/23/15	Acquisition	4,547,290	0.0011	Open market purchase
10/26/15	Acquisition	1,888,900	0.0009	Open market purchase
10/26/15	Acquisition	5,375,846	0.0009	Open market purchase
10/26/15	Acquisition	2,643,000	0.001	Open market purchase
10/26/15	Acquisition	10,000	0.001	Open market purchase
11/05/15	Acquisition	5,000,000	0.0016	Open market purchase.
11/05/15	Acquisition	60,000	0.0017	Open market purchase
11/05/15	Acquisition	9,941,670	0.0018	Open market purchase
11/06/15	Acquisition	2,001,340	0.0015	Open market purchase
11/19/15	Acquisition	777,862	0.0009	Open market purchase
11/19/15	Acquisition	293,945	0.001	Open market purchase
11/20/15	Acquisition	5,002,000	0.001	Open market purchase
11/24/15	Acquisition	3,333,355	0.0009	Open market purchase
11/24/15	Acquisition	2,000,000	0.0009	Open market purchase
11/25/15	Acquisition	8,000,000	0.0009	Open market purchase
11/25/15	Acquisition	6,000,000	0.0009	Open market purchase
11/25/15	Acquisition	8,213,367	0.0009	Open market purchase
11/30/15	Acquisition	3,347,243	0.0007	Open market purchase
11/30/15	Acquisition	215,000	0.0008	Open market purchase
12/11/15	Acquisition	3,893,620	0.0005	Open market purchase
12/11/15	Acquisition	2,784,020	0.0005	Open market purchase
12/11/15	Acquisition	400,030	0.0006	Open market purchase
12/21/15	Acquisition	8,752,625	0.0004	Open market purchase
12/30/15	Acquisition	28,874,443	0.0004	Open market purchase
12/31/15	Acquisition	350,000	0.0004	Open market purchase
12/31/15	Acquisition	2,388,520	0.0005	Open market purchase
01/04/16	Acquisition	2,150,000	0.0005	Open market purchase

(d)	Other than Mr. Gordon, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 herein is incorporated herein by reference. Mr. Gordon: (i) holds no options to purchase shares of Common Stock, (ii) has no interest in any other securities of the Issuer, and (iii) is not a party to an agreement in which it shall receive additional securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2016

/s/ John J. Gordon
John J. Gordon